Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 5, 2024

CONFIDENTIAL

Ms. Kate Tillan

Mr. Mark Brunhofer

Ms. Sonia Bednarowski

Mr. J. Nolan McWilliams

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364)

Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-4 Confidentially Submitted June 17, 2024

Dear Ms. Kate Tillan, Mr. Mark Brunhofer, Ms. Sonia Bednarowski and Mr. J. Nolan McWilliams,

On behalf of our client, Webull Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 25, 2024 on the Company’s amendment No. 2 to draft registration statement on Form F-4 confidentially submitted on June 17, 2024 (the “Draft Registration Statement”). The responses herein are based on representations from the Company.

Concurrently with the submission of this letter, the Company is submitting its amendment No. 3 to draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission August 5, 2024 Page 2	CONFIDENTIALITY

Amendment No. 2 to Draft Registration Statement on Form F-4

General

1.	We note from media reports and your website that users will be allowed to trade fractional bonds on the Webull platform. Please tell us whether and to what extent the fractional bond trading program is operational and describe to us the mechanics of how this program works or will work, including the roles of Apex Fintech Solutions Inc. and Moment Technology, Inc. Also provide your legal analysis under Section 2(a)(1) of the Securities Act as to whether the offer and sale of fractional bonds or other fixed income products through your platform represents a separate or new security. See Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977), and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

The Company respectfully submits that Webull Financial’s fractional bond trading program is not yet operational. Once launched, Webull Financial’s fractional bond trading program will enable Webull customers to purchase and sell select treasury and corporate bond securities in denominations as low as $100.00. Webull Financial’s fully introduced clearing firm, Apex Clearing Corporation (“Apex Clearing”), will administer the purchase, sale, and holding of customer fractional bonds through the API integration of Moment Technology, Inc. (“Moment”). Apex Clearing and Moment will jointly determine what treasury and corporate bonds will be available for fractionalization. Orders from Webull Financial’s customers containing fractional bonds (“Fractional Bond Orders”) will be executed by Apex Clearing via Moment’s API at the price Apex Clearing receives from Moment’s liquidity providers. Similar to bond orders of $1,000 or greater, Fractional Bond Orders will only be executed as market orders. Webull Financial will only accept buy orders that are submitted at the stated “ask” price, while sell orders will only be filled at the stated “bid” price. The fractional bonds component of any Fractional Bond Order will be executed by Apex Clearing through Moment, which is sourced directly from Moment’s execution engine consisting of multiple fixed income market makers. The fractional bond will then be allocated to the customer’s account and Apex Clearing will retain the remaining portion. Fractional Bond Orders may only be placed during trading hours and are subject to all applicable market rules and conditions, including restrictions, suspensions of trading, and delays. All fractional bonds within customer accounts (i) are not transferrable in-kind via the ACAT system administered by DTCC, and (ii) may only be liquidated and the proceeds withdrawn or transferred out if a customer chooses to move their account and holdings. Webull Financial and Apex Clearing reserve the right to limit the bonds available for fractional bond trading at any time.

Webull Financial will provide trade confirmations for fractional bond transactions pursuant to Exchange Act Rule 10b-10, and will reflect fractional bond positions on customer account statements under FINRA Rule 2231.

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Fractional Bonds Do Not Represent Separate or New Securities

The Company respectfully submits that it does not believe that the offer and sale of fractional bonds through Fraction Bond Orders represents the offer and sale of a separate or new security. This belief is based on judicial and SEC precedents, the expected terms and structure of the fractional bond program and general market practice and understanding.

In Abrahamson v. Fleschner, 568 F.2d 862 (2d Circ. 1977) (“Abrahamson”), the Second Circuit set out the prevailing standard that “before changes in the rights of a security holder can qualify as the ‘purchase’ of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” If the change in the nature of the investment or the risks associated therewith is insignificant, there is no purchase or sale of a new security. Another important consideration in evaluating the significance of a change focuses on whether or not such proposed changes are adverse to the holders of such securities. In the case of Webull Financial’s fractional bond program, the beneficial ownership interest held by a customer in fractional bonds of an issuer is expected to be identical in all material respects to the interests associated with ownership by such customer of the underlying bonds, with all economic and other rights passed through to the customer. As described above in the discussion of the expected key terms applicable to and rights of holders of fractional bonds and holders of the underlying bonds on the Webull Financial’s platform, the economic and other rights associated with ownership of fractional bonds are not expected to constitute such a significant change from the rights associated with ownership of the underlying bonds with respect to the customers’ investment or in the risks associated with such investment so as to result in a fractional bond being a new security. Notably, such terms and rights related to record ownership (i.e., Apex Clearing is the record owner at the DTC) and SIPC coverage are expected to be substantially the same for holders of fractional bonds and holders of the underlying bonds. The risks associated with an investment in fractional bonds are therefore also expected to be substantially the same as those associated with an investment in the underlying bonds. Further, the customers investing in fractional bonds, similar to the customers investing in the underlying bonds, will be holders of security entitlements under the Uniform Commercial Code because it carries accounts for the Webull Financial’s customers, in which it records the customers’ interests in investment products, and will be subject to laws, rules and regulations applicable to broker-dealers with respect to the management of such accounts and their relationships with their customers.

In addition to the above conclusion drawn under the Abrahamson line of case law, the Company also believes that fractional bonds do not constitute “investment contracts” under federal securities laws. Under SEC v. W.J. Howey Co. (“Howey”), the leading judicial precedent on this matter, and its line of cases, the existence of an investment contract security requires (1) an investment of money in (2) a common enterprise (3) with profits to come solely from the efforts of others. While customers will be making an investment of money in fractional bonds, such investments will not be in a “common enterprise” with respect to such fractional bonds (i.e., customers will not be pooling their funds together or be acting in concert, and the connection between Webull Financial, Apex Clearing and Moment on the one hand and the customer on the other will not affect the investment outcome (which, instead, will be solely based on the performance of the underlying bonds) and the fortunes of investors and Webull Financial, Apex Clearing and Moment are not co-dependent). In addition, the third prong of the Howey test is not met because Webull Financial, Apex Clearing and Moment together will provide only ordinary brokerage services and will not offer management services with respect to such fractional bonds. The economic performance of fractional bonds is based on the underlying bonds and not the efforts of Webull Financial, Apex Clearing or Moment, which will essentially be ministerial. Based on the foregoing analysis, the Company does not believe that the fractional bonds that will be offered on Webull Financial’s platform are investment contracts under Howey or the cases interpreting Howey.

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The Company further believes that Webull Financial’s fractional bond program is distinguishable from the certificates of deposit (“CD”) program in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) (“Gary Plastic”) in a number of significant respects. In sum, none of the factors that led the court in Gary Plastic to find the existence of a separate security for the CD program are expected to be present in Webull Financial’s fractional bond program.

●	First, the role and involvement of Webull Financial in Webull Financial’s fractional bond program is expected to be substantially different from those of Merril Lynch in the CD program in Gary Plastic, resulting in significantly less degree of investor reliance thereupon. In Gary Plastic, the issuers of the CDs involved in the program were selected by Merrill Lynch for the investors, with the CDs being newly issued and specifically designed and marketed for the CD program. In Webull Financial’s fractional bond program, customers will be selecting from a universe of existing exchange-traded bonds designated by Apex Clearing and Moment, and neither Webull Financial nor Apex Clearing will recommend any bonds for their investment. In designating the bonds that will be eligible for fractional trading, Apex Clearing and Moment will rely on widely available information concerning the bonds without any independent investigation of issuers. Neither Webull Financial, Apex Clearing, nor Moment will negotiate special terms with the issuers of the bonds, nor will either have any responsibility with respect to the investment performance of the underlying bonds.

●	Further, in Gary Plastic, the Second Circuit found it significant that the secondary market maintained by Merrill Lynch was a way for investors to obtain liquidity for their investment and to realize capital appreciation under favorable market conditions. This element of secondary market activity is not applicable to Webull Financial’s fractional bond program, where Apex Clearing will simply access ordinary debt market liquidity on behalf of Webull Financial’s fractional bond customers through trade executions on securities exchanges or through debt market-makers and alternative trading systems, just as it does for bond purchasers and sellers.

●	In Gary Plastic, the court also stressed that a subsidiary of Merrill Lynch acted as the agent for the issuing banks and was paid commissions by such banks, leading to the finding that Merrill Lynch and the banks were engaged in a common enterprise. With respect to Webull Financial’s fractional bond program, neither Webull Financial, its customers, Apex Clearing or Moment have, nor will have, any relationship with the issuers of the exchange-traded bonds that will be available as Fractional Bond Orders.

Moreover, the Company believes Webull Financial’s practices in relation to fractional bonds that will be purchased and held by its customers are consistent with the types of fractional bond brokerage and related services currently offered by other broker-dealers. The Company is also not aware of any enforcement actions brought by the SEC against any of the currently offered programs under the theory that the fractional bond services create a separate security.

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The Company further notes that the SEC has previously issued an Investor Bulletin characterizing a fractional share as “when you own less than one full share of a stock or other security” and explaining that fractional shares are “a way to invest when you do not have enough money to purchase a full share of a particular stock,” and this Investor Bulletin did not discuss the possibility that a fractional share is a new or different security from the corresponding whole share. The Company believes that the same principles articulated in this Investor Bulletin can be applied to fractional bonds, which aligns with the view that fractional bonds are only a part of an existing security, rather than the creation of a separate or new security.

For the foregoing reasons, the Company believes that the offer and sale of fractional bonds by Webull Financial will not represent the offer and sale of a separate or new security.

Cover Page

2.	Refer to your response to comment 2. Please revise your disclosure here and in the resale prospectus to state that the selling shareholders are underwriters.

In response to the Staff’s comment, the Company has revised the characterization of the Selling Shareholders on the cover page and Alternate Page 3 of the Revised Draft Registration Statement to track the language stipulated in Rule 145(c) promulgated under the Securities Act.

Webull Corporation Financial Statements

Note 2. Summary of Significant Accounting Principles

Receivables from Customers, page F-9

3.	We acknowledge your response to the second bullet of prior comment 9. As collectability being reasonably assured is not a criterion under the allowance guidance in ASC 326, please revise your disclosure to remove that reference and instead refer to the expected credit losses concept.

In response to the Staff’s comment, the Company has made the requested revision to the “Receivables from Customers” policy note within Note 2 of the “Notes to the Consolidated Financial Statements” on page F-9 of the Revised Registration Statement.

Division of Corporation Finance Securities and Exchange Commission August 5, 2024 Page 6	CONFIDENTIALITY

Marketing and Branding, page F-18

4.	We acknowledge your response to prior comment 12. You told us that your platform users who receive free stocks in their brokerage accounts are not customers as defined in ASC 606 since they have not contracted with your broker-dealer subsidiary for services in exchange for consideration, your platform users do not pay to access your platform, and the market makers and liquidity providers who compensate your broker-dealer subsidiary are customers within the scope of ASC 606. We note that in markets outside of the United States, you typically charge commissions directly to your retail customers. Please tell us whether these retail customers are customers within the scope of ASC 606 and, if so, how you considered ASC 606-10-32-25.

The Company respectfully informs the Staff the platform users who have entered into a brokerage agreement requiring payment of trading commissions as compensation for its provision of brokerage services are considered the Company’s customers under ASC 606 because the platform users compensate the broker-dealers with monetary consideration for their brokerage services which are ordinary activities of the broker-dealers.

In respect of the free stock promotion offered by the Company, such free stocks are offered pursuant to the user’s performance of certain qualifying activities, such as opening an account, transferring assets, and providing referrals. In such case, the Company is not compensated with monetary or non-monetary assets in exchange for provision of goods or services, and is in nature a separate agreement from the charging of trading commissions for brokerage services.

The Company does not combine these transactions for the purpose of determining an aggregate transaction price or performance obligation as none of the conditions of ASC 606-10-25-9 are met (i.e., the contracts were not negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract does not depend on the price and performance of the other contract; and the goods and services promised in the contracts are not a single performance obligation).

ASC 606-10-32-25 requires the consideration payable to a customer to be accounted for as a reduction of the transaction price and revenue, unless the payment to the customer is in exchange for a distinct good or service. However, in the case of the free stock promotion, there is no transaction price or revenue from which the cost of the free stocks can be reduced. Therefore, the Company has expensed it as “Marketing and Branding” expense.

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Deferred Equity Offering Costs, page F-18

5.	We acknowledge your response to prior comment 13. We note that the passage of time from your previous F-1 confidential submissions mentioned in your response and your initial current F-4 confidential submission is significantly in excess of the short postponement of up to 90 days as contemplated in SAB 5A. Please tell us why this delay and the change to a de-SPAC transaction is not the abandonment of your initially contemplated initial public offering necessitating the write-off of all deferred costs directly related to that attempted offering.

The Company acknowledges the considerable amount of time between its last F-1 confidential submission made on December 27, 2022 and the initial F-4 submission on March 18, 2024. The Company respectfully clarifies that it did not postpone or abandon its efforts to initially register its shares and raise capital during this timeframe. Rather, the Company continued to pursue substantive activities in accordance with its plan to issue shares, including preparing updated interim financial information so that information did not become stale and completing audited financial statements, which process was delayed for an extended period as further outlined below.

●	Following the submission of the F-1 on December 27, 2022, the Company received comments from the SEC on March 31, 2023. However, the prompt submission of a subsequent filing was delayed due to the additional time required to complete the audit of the Company’s financial statements as of December 31, 2022, because the Company needed to adhere to the accounting and disclosure guidance provided by SAB 121, which was pre-cleared with the SEC Office of the Chief Accountant (“OCA”) in March 2023. According to SAB 121, the Company had to record an obligation to safeguard the digital assets owned by its customers as of December 31, 2022. This requirement introduced significant financial reporting and audit challenges for both the Company and its newly appointed independent auditor, KPMG LLP, in connection with the 2022 financial statements. As a result, the 2022 financial statement audit was not completed until November 2023.

●	Moreover, SAB 121 mandated a retroactive application to the beginning of the most recent annual period that ended before June 15, 2022. However, the Company’s 2021 financial statements had not accounted for its digital asset business in compliance with SAB 121. Given the considerable time that had passed, the Company and KPMG LLP concluded that auditing the 2021 digital asset balances in a timely manner was impracticable. This complication impeded the Company’s ability to resubmit the F-1 promptly in 2023, as two years of audited financial statements are necessary for such filings.

●	Additionally, during the interim, the Company also decided to spin off its digital asset business, and the spin-off transaction was successfully completed on July 14, 2023. Following the spin-off, the 2022 financial statement audit and the review of the September 30, 2023 interim period financial statements were completed in November 2023, in anticipation of making another F-1 filing prior to December 31, 2023

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In December 2023, following the Company and SKGR’s signing of a non-binding letter of intent, the Company changed its registration statement into an F-4. As noted in the Company’s previous response, the Company still expects to initially register its shares and raise capital from the SPAC transaction. The deferred equity costs incurred were legal costs incurred in the preparation of the Company’s F-1 submissions which served as a significant basis in the preparation of the Company’s F-4 submission, and thus the Company believe such costs represent continued activities under its plan to issue shares.

The Company respectfully advises the Staff that the structure of its proposed de-SPAC transaction contemplates its issuing of initial registered shares in exchange for the remaining assets of SKGR, which primarily consist of equity proceeds held in trust by the SPAC. In a typical de-SPAC transaction, the SPAC legally acquires the target company, and the target company does not issue or register its shares as the SPAC is the public vehicle that owns the target operating company. However, in Webull’s case, the Company is expected to act as both the “legal” and “accounting” acquirer and will issue its shares to the owners of the SPAC. Consequently, the deferred equity costs will be accounted for as a reduction in equity proceeds received once the de-SPAC transaction closes. If the de-SPAC transaction does not close, the Company plans to proceed with the initial registration of its securities. Should the overall plan for securities registration be abandoned, the Company will record the deferred equity costs as an expense in the period of abandonment.

Note 5. Discontinued Operations, page F-25

6.	We continue to evaluate your response to prior comment 14 and may have additional comments.

The Company acknowledges the Staff’s comment.

*       *        *

Division of Corporation Finance Securities and Exchange Commission August 5, 2024 Page 9	CONFIDENTIALITY

If you have any questions regarding the Revised Draft Registration Statement, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC